                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                                 McLeod, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  582266 10 2
                                --------------
                                (CUSIP Number)

                       Casey D. Mahon, c/o McLeod, Inc.,
                        221 Third Ave. S.E., Suite 500,
                            Cedar Rapids, IA  52401
                                (319) 298-7000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 30, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                      -----------------
CUSIP No. 582266 10 2                                      Page 2 of 7 Pages
---------------------                                      -----------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Clark E. McLeod
    c/o McLeod, Inc., 221 Third Avenue SE, Suite 500
    Cedar Rapids, Iowa  52401
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    PF, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                4,802,596
         NUMBER OF          ----------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             4,446,530    See Item 5
         OWNED BY           ----------------------------------------------------
           EACH              9  SOLE DISPOSITIVE POWER
         REPORTING              4,802,596
          PERSON            ----------------------------------------------------
           WITH             10  SHARED DISPOSITIVE POWER
                                0
                            ----------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,249,126
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    25.0%/1/
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


/1/ Includes shares owned by Mary McLeod representing 12.0% of the Class A Common Stock of McLeod Inc.

---------------------                                      -----------------
CUSIP No. 582266 10 2                                      Page 3 of 7 Pages
---------------------                                      -----------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Mary E. McLeod
    c/o McLeod, Inc.
    221 Third Avenue SE, Suite 500
    Cedar Rapids, Iowa  52401
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    PF, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                0
  NUMBER OF                 ----------------------------------------------------
   SHARES                    8  SHARED VOTING POWER
 BENEFICIALLY                   4,446,530    See Item 5
   OWNED BY                 ----------------------------------------------------
     EACH                    9  SOLE DISPOSITIVE POWER
  REPORTING                     4,446,530
    PERSON                  ----------------------------------------------------
     WITH                   10  SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,446,530
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                      -----------------
CUSIP No. 582266 10 2                                      Page 4 of 7 Pages
---------------------                                      -----------------

          This statement amends the Schedule 13D filed with the Securities and Exchange Commission on June 24, 1996 by Clark E. McLeod and his wife, Mary E. McLeod (collectively, the "Reporting Persons"), relating to the Class A Common Stock, par value $.01 (the "Class A Common Stock"), of McLeod, Inc. (the "Company").

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 is hereby amended by adding the following supplemental information:

          On July 15, 1996, in exchange for the surrender of shares of Ruffalo, Cody & Associates, Inc. ("Ruffalo, Cody") common stock owned by the Reporting Persons and in connection with the acquisition of Ruffalo, Cody by the Company, Clark McLeod and Mary McLeod each acquired 38,609 shares of Class A Common Stock having a value of $24.00 per share (based on the price range of the Class A Common Stock reported by the Nasdaq Stock Market prior to July 12, 1996). According to the terms of the acquisition, 11,584 shares of the 77,218 shares of Class A Common Stock received by the Reporting Persons were placed in escrow to be released, if at all, over a period of 18 months, contingent upon the fulfillment of certain conditions relating to Ruffalo, Cody's ongoing revenues. In January 1997, 5,792 shares of Class A Common Stock were released to Mrs. McLeod pursuant to the escrow agreement.

          On November 20, 1996, Clark McLeod purchased 53,572 shares of Class A Common Stock and Mary McLeod purchased 53,571 shares of the Class A Common Stock (for a total of 107,143 shares of Class A Common Stock) for a purchase price of $28.00 per share in the November 1996 public offering of Class A Common Stock by the Company (the "November 1996 Public Offering") as described in Item 5 below. The funds used to purchase these shares came from the Reporting Persons' personal funds.

          On January 30, 1997, in exchange for the surrender of shares of Digital Communications of Iowa, Inc. ("Digital Communications") common stock owned by the Reporting Persons and in connection with the acquisition of Digital Communications by the Company, Clark McLeod and Mary McLeod each acquired 24,625 shares of Class A Common Stock having a value of $26.65 per share (based on the average price of the Class A Common Stock reported by the Nasdaq Stock Market at the time of the transaction).

Item 4.   Purpose of Transaction
          ----------------------

          Item 4 is hereby amended by adding the following supplemental information:

          The Reporting Persons have acquired the shares of Class A Common Stock described in Item 3 above for investment. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Class A Common Stock.

          Except as described in this Schedule 13D report, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of March 19, 1997, Clark McLeod beneficially owns an aggregate of 9,249,126 shares of Class A Common Stock which represents approximately 25.0% of the shares of Class A Common Stock outstanding on March 19, 1997. The shares beneficially owned by Clark McLeod include 4,446,530 shares owned by Mary McLeod. Mary McLeod has granted Clark McLeod a power of attorney to vote her respective shares. The amount reported as beneficially owned by Clark McLeod also includes 183,752 shares of Class A Common Stock that
Mr. McLeod has the right to purchase within 60 days pursuant to outstanding options.exit


          As of March 19, 1997, Mary McLeod beneficially owns an aggregate of 4,446,530 shares of Class A Common Stock which represents approximately 12.0% of the shares of Class A Common Stock outstanding on March 19, 1997.

---------------------                                      -----------------
CUSIP No. 582266 10 2                                      Page 5 of 7 Pages
---------------------                                      -----------------

          As a result of an Investor Agreement among the Reporting Persons, Midwest Capital Group, Inc., MWR Investments Inc. ("MWR") and IES Investments Inc. ("IES") (collectively, the "Investor Stockholders"), the Investor Stockholders may be deemed to comprise a group within the meaning of Section 1 3(d)(3) of the Securities Exchange Act of 1934. Collectively, this group beneficially owns a total of 28,390,029 shares of Class A Common Stock which represents approximately 54.0% of the shares of Class A Common Stock outstanding on March 19, 1997 (assuming all Class B Common Stock shares are converted into Class A Common Stock shares).

     (b) The number of shares of Class A Common Stock as to which Clark McLeod has

         (i)  sole power to vote or direct the vote              4,802,596

        (ii)  shared power to vote or direct the vote            4,446,530

       (iii)  sole power to dispose or direct the disposition    4,802,596

        (iv)  shared power to dispose or direct the disposition          0

         The number of shares of Class A Common Stock as to which Mary McLeod has

         (i)  sole power to vote or direct the vote                      0

        (ii)  shared power to vote or direct the vote            4,446,530

       (iii)  sole power to dispose or direct the disposition    4,446,530

        (iv)  shared power to dispose or direct the disposition          0

     (c) Clark McLeod and Mary McLeod each acquired 38,609 shares of Class A Common Stock having a value of $24.00 per share (based on the price range of the Class A Common Stock reported by the Nasdaq Stock Market prior to July 12, 1996) in exchange for the surrender of shares of Ruffalo, Cody common stock in connection with a merger of a wholly owned subsidiary of the Company and Ruffalo, Cody. According to the terms of the acquisition, 11,584 shares of the 77,218 shares of Class A Common Stock received by the Reporting Persons were placed in escrow to be released, if at all, over a period of 18 months, contingent upon the fulfillment of certain conditions relating to Ruffalo, Cody's ongoing revenues. In January 1997, 5,792 shares of class A Common Stock were released to Mary McLeod pursuant to the escrow agreement.

          Clark McLeod purchased 53,572 shares of Class A Common Stock and Mary McLeod purchased 53,571 shares of the Class A Common Stock (for a total of 107,143 shares of Class A Common Stock) for a purchase price of $28.00 per share in the November 1996 Public Offering of Class A Common Stock of the Company.

          Clark McLeod and Mary McLeod each made a gift of 83,125 shares of Class A Common Stock during December 1996 to certain individuals and charitable institutions, thus reducing their aggregate overall equity interest in the Company by 166,250 shares of Class A Common Stock.

          Clark McLeod and Mary McLeod each acquired 24,625 shares of Class A Common Stock on January 30, 1997 having a value of $26.65 per share (based on the average price of the Class A Common Stock reported by the Nasdaq Stock Market at the time of the transaction) in exchange for the surrender of Digital Communications common stock in connection with a merger of a wholly-owned subsidiary of McLeod, Inc. and Digital Communications of Iowa, Inc.

          Except for the transactions described in this Item 5(c), neither Clark McLeod nor Mary McLeod have effected any other transactions in the Class A Common Stock during the past 60 days.

     (d) Not applicable.

---------------------                                      -----------------
CUSIP No. 582266 10 2                                      Page 6 of 7 Pages
---------------------                                      -----------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

          Item 6 is hereby amended by adding the following supplemental information:

          Effective as of October 23, 1996, the Investor Stockholders and the Company entered into an amendment ("Amendment No. 1") to the existing investor agreement between the Investor Stockholders and the Company, effective as of June 10, 1996. Amendment No. 1 provides that in the event that either IES or MidAmerican Energy Holdings Company ("MidAmerican") becomes the beneficial owner of 50% or more of the shares of capital stock of the Company beneficially owned by the other (the "Acquired Investor Stockholder"), (i) the Acquired Investor Stockholder will lose the right to nominate a director to the Board, (ii) until October 23, 1999, the acquiring party (the "Acquiring Investor Stockholder") will vote all shares beneficially owned by such party in excess of 25% of the voting power of the outstanding capital stock of the Company either (A) in accordance with the recommendations of the Board or (B) for or against or abstaining in the same proportion as the shares owned by all other stockholders,
(iii) the Acquiring Investor Stockholder will cause, or use its best efforts to cause, all shares of capital stock of the Company beneficially owned by it to be represented in person or by proxy at all stockholder meetings through October 23, 1999, and (iv) the Acquiring Investor Stockholder will not, and will use its best efforts to cause its affiliates and its associates not to, deposit any such shares of capital stock of the Company in a voting trust or enter into a voting agreement or other agreement of similar effect with any other person prior to October 23, 1999.

          In the event a third party becomes the beneficial owner of 50% or more of the shares of capital stock of the Company beneficially owned by MidAmerican and 50% or more of the shares of capital stock of the Company beneficially owned by IES, Amendment No. 1 provides that IES and MWR (i) will lose the right to nominate any directors to the Board, (ii) until October 23, 1999, will vote, or use their respective best efforts to direct the voting of, all shares beneficially owned by such third party in excess of 25% of the voting power of the outstanding capital stock of the Company either (A) in accordance with the recommendations of the Board of Directors of the Company (the "Board of Directors") or (B) for or against or abstaining in the same proportions as the shares owned by all other stockholders, (iii) will cause, or use their best efforts to cause, all shares of capital stock of the Company beneficially owned by them to be represented in person or by proxy at all meetings of the Company's stockholders through October 23, 1999, and (iv) will not, and will use their respective best efforts to cause their affiliates and associates not to, deposit any such shares of capital stock of the Company in a voting trust or enter into a voting agreement or other agreement of similar effect with any other person prior to October 23, 1999.

          In connection with the November 1996 Public Offering, Clark McLeod has entered into an agreement (the "November 1996 Lock-up Agreement") with the underwriters of the November 1996 Public Offering pursuant to which he has agreed that for a 120-day period commencing on November 15, 1996, he will not sell or otherwise dispose of any equity security of the Company without the consent of such underwriters. Mr. McLeod obtained the consent of such underwriters to permit his gift of the 83,125 shares of Class A Common Stock reported above.

          The foregoing descriptions of Amendment No. 1 and the November 1996 Lock-up Agreement are qualified in their entirety by reference to Amendment No. 1 and the November 1996 Lock-up Agreement which are filed as exhibits to this Schedule, and are incorporated herein by reference.

          On January 27, 1996, the Reporting Persons entered into an agreement (the "Loan Agreement") with Morgan Stanley & Co. International Limited ("MSIL") and Morgan Stanley & Co. Incorporated as agent, (together, with MSIL, "Morgan Stanley"), pursuant to which Morgan Stanley agreed to extend to the Reporting Persons, who are the beneficial owners of an account held at Morgan Stanley (the "Account"), a loan for up to twenty-five million dollars ($25,000,000) (the "Loan"), subject to certain conditions set forth in the Loan Agreement. In consideration of Morgan Stanley's extension of the Loan, the Reporting Persons agreed to deposit with Morgan Stanley as collateral for the Loan (1) that number of shares of the Company's Class A Common Stock with a current market value of not less than $75 million (the "Shares"), (2) cash and securities acceptable to Morgan Stanley with a value of at least $4 million (the "Additional Securities"), and (3) all of the proceeds of the Loan (the "Reinvestment Securities"), which may be invested in the Account in securities acceptable to Morgan Stanley. The Loan Agreement, the Shares, the Additional Securities and the Reinvestment Securities constitute "Collateral" in connection with the Loan Agreement, pursuant to which the Reporting Persons promise to pay interest on the unpaid principal amount of the Loan (including any unpaid interest) from the date the Loan was made until it is paid in full at a rate equal to Morgan Stanley's base rate as customarily applied to its margin accounts minus .25% (7.0% at the time of the Loan, for a total base rate of 6.75%). In December 1996, the Reporting Persons obtained the consent of the Board of Directors to permit the pledge of the Shares to MSIL.

          The foregoing description is qualified in its entirety by reference to the Form of Loan Agreement filed as Exhibit 3 to this Schedule.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Amendment No. 1 to Investor Agreement dated as of October 23, 1996, by and among the Company, IES Investments, Inc., Midwest Capital Group Inc., MWR Investments Inc., Clark E. McLeod and Mary E. McLeod (previously filed with the Securities and Exchange Commission as Exhibit 4.3 to the Company's Registration Statement on Form S-1, File No. 333-13885, and incorporated by reference herein).

          2. Lock-up Letter from Clark E. McLeod to Salomon Brothers Inc., Morgan Stanley & Co. Incorporated and Bear Stearns & Co. Inc. dated November 14, 1996.

          3. Form of Loan Agreement by and between Clark E. McLeod, Mary E. Mcleod and Morgan Stanley International Limited with Morgan Stanley & Co. Incorporated, as agent.

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CUSIP No. 582266 10 2                                      Page 7 of 7 Pages
---------------------                                      -----------------


Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 10, 1997

CLARK E. MCLEOD

/s/ CLARK E. MCLEOD
--------------------------

MARY E. MCLEOD

/s/ MARY E. MCLEOD
--------------------------